Financial Results for the three months ended March 31, 2011
Operating and Financial Review and Prospects
You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited condensed consolidated and Financial Statements for the three-month periods ended March 31, 2011 and 2010 and related notes included elsewhere herein. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selected Financial Data
(in thousands of United States Dollars, except earnings per unit, distributions per unit and number of units)

	Unaudited
	For the three-month period ended
	March 31,
	2011	2010

Revenues	$21,425	$32,333
Revenues — related party	6,229	1,152

Total revenues	27,654	33,485

Expenses:
Voyage expenses	735	1,793
Vessel operating expenses — related party	7,048	7,171
Vessel operating expenses	—	482
General and administrative expenses	1,292	630
Depreciation	8,117	7,712

Operating income	10,462	15,697

Other income (expense), net:
Interest expense and finance cost	(8,225)	(8,258)
Interest and other income	156	341

Total other (expense), net	(8,069)	(7,917)

Net income	2,393	7,780

Less:
Net income attributable to CMTC operations	—	(1,005)

Partnership’s net income	$2,393	$6,775

General Partner’s interest in Partnership’s net income	$48	$136
Limited Partners’ interest in Partnership’s net income	$2,345	$6,639
Net income per:
Common units (basic and diluted)	$0.06	$0.25

Weighted-average units outstanding:
Common units (basic and diluted)	37,150,983	27,088,625

Distributions declared per unit	$0.23	$0.41

	Unaudited
	March 31, 2011	December 31, 2010

Assets
Current assets
Cash and cash equivalents	$34,618	$32,471
Trade accounts receivable	2,663	2,305
Due from related party	5	2
Inventory	185	83
Prepayments and other assets	1,024	278

Total current assets	38,495	35,139

Fixed assets
Vessels, net	699,222	707,339

Total fixed assets	699,222	707,339

Other non-current assets
Above market acquired bare-boat charter	7,450	8,062
Deferred charges, net	2,527	2,462
Restricted cash	5,250	5,250

Total non-current assets	714,449	723,113

Total assets	$752,944	$758,252

Liabilities and partners’ capital
Current liabilities
Current portion of long-term debt	$—	$—
Trade accounts payable	858	526
Due to related parties	5,872	4,544
Accrued liabilities	861	898
Deferred revenue	2,097	3,207

Total current liabilities	9,688	9,175

Long-term liabilities
Long-term debt	474,000	474,000
Deferred revenue	2,997	2,812
Derivative instruments	27,658	32,505

Total long-term liabilities	504,655	509,317

Total liabilities	514,343	518,492

Commitments and contingencies

Partners’ capital	238,601	239,760

Total liabilities and partners’ capital	$752,944	$758,252

Limited Partners units outstanding	37,946,183	37,946,183

Factors to Consider When Evaluating Our Results
     The results of operations and cash flows for the three-month periods ended March 31, 2010 have been retroactively adjusted to include the operations and cash flows of the vessel-owning company of the M/T Atrotos and the M/T Alkiviadis , which was acquired in March and June 2010 respectively from Capital Maritime a company under common control with the Partnership at the time that these acquisitions had occurred.

Our Fleet
     The current employment of our fleet is summarized as follows:

	Time				Gross Daily Hire Rate
	Charter (TC)/				(Without Profit
	Bare Boat				Sharing) (in thousands
	Charter (BC)	Commencement of		Profit	of United States
Vessel Name	(Years)	Charter	Charterer	Sharing	Dollars)

M/T Atlantas (M/T British Ensign)	5+3 BC	04/2006	B.P. Shipping Ltd	—	$15.2 (5y) & $13.5 (3y)
M/T Aktoras (M/T British Envoy)	5+3 BC	07/2006	B.P. Shipping Ltd	—	$15.2 (5y) & $13.5 (3y)
M/T Agisilaos	1+0.25 TC	03/2010	Capital Maritime & Trading Corp.	50/50 (2)	$12.0 (1y) & $13.0 (0.25y)
M/T Arionas	1 TC	10/2010	Capital Maritime & Trading Corp	50/50 (2)	$12.0
M/T Aiolos (M/T British Emissary)	5+3 BC	03/2007	B.P. Shipping Ltd	—	$15.2 (5y) &$13.5 (3y)
M/T Avax	1 TC	05/2011	Capital Maritime & Trading Corp.	50/50 (2)	$14.0
M/T Axios	1 TC	03/2011	Petrobras		$13.5
M/T Alkiviadis	2 TC	06/2010	Capital Maritime & Trading Corp	50/50 (2)	$13.0
M/T Assos (Insurgentes)	5 BC	04/2009	PEMEX		$16.8
M/T Atrotos (El Pipila)	5 BC	04/2009	PEMEX	—	$16.8
M/T Akeraios	1 TC	06/2010	B.P. Shipping Ltd	50/50 (2), (3)	$12.5
M/T Anemos I	3 TC	09/2010	Petrobras		$14.7
M/T Apostolos	2 TC	10/2010	B.P. Shipping Ltd	50/50 (2)	$14.0
M/T Alexandros II (M/T Overseas Serifos)	10 BC	01/2008	Overseas Shipholding Group Inc. (1)	—	$13.0
M/T Aristotelis II (M/T Overseas Sifnos)	10 BC	06/2008	Overseas Shipholding Group Inc. (1)	—	$13.0
M/T Aris II (M/T Overseas Kimolos)	10 BC	08/2008	Overseas Shipholding Group Inc. (1)	—	$13.0
M/T Amore Mio II	1 TC	01/2011	Capital Maritime & Trading Corp	50/50 (2)	$25.3
M/T Aristofanis	Spot	—	—	—	—
M/T Attikos	Spot	—	—	—	—
M/T Agamemnon II	3 TC	1/2009	B.P. Shipping Ltd	50/50 (2)	$22.3
M/T Ayrton II	3 TC	4/2009	B.P. Shipping Ltd	50/50 (2)	$22.3

(1)	Overseas Shipholding Group Inc. has an option to purchase each of the three vessels on bare-boat charter at the end of the eighth, ninth or tenth year of the charter, for $38.0 million, $35.5 million and $33.0 million, respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.

(2)	50/50 profit share for breaching IWL (Institute Warranty Limits — applies to voyages to certain ports at certain periods of the year).

(3)	On May 3, 2011, the vessel owning company of the M/T Akeraios entered into a one year time charter agreement with CMTC for a daily charter hire of $14,000. The charter of the M/T Akeraios is expected to commence in June of 2011.
Factors Affecting Our Future Results of Operations
     Please refer to our Form 20-F for 2010 filed on February 4, 2011 regarding the factors affecting our future results of operations.
Results of Operations
Three-month Period Ended March 31, 2011 Compared to the Three-month Period Ended March 31, 2010
     Results for the three-month periods ended March 31, 2011 and March 31, 2010 differ primarily due to the lower revenues earned during the three-month period ended March 31, 2011 ($27.7 million) compared to those earned during the three-month period ended March 31, 2010 ($33.5 million) as a result of the lower charter rates at which the Partnership re-chartered a number of its vessels during 2010 compared to earlier. The results for the three-month period ended March 31, 2010 have been retroactively adjusted to reflect the results of operations from the M/T Atrotos and M/T Alkiviadis which were operated as part of the Capital Maritime fleet prior to their acquisition by us in March 2010 and June 2010, respectively. For the three-month periods ended March 31, 2010 net income attributable to vessels’ operations as part of the Capital Maritime fleet amounted to $1.0 million.
Revenues
     Voyage, time and bareboat charter revenues amounted to approximately $27.7 million for the three-month period ended March 31, 2011, as compared to $33.5 million for the three-month period ended March 31, 2010. Voyage, time and bareboat charter revenues are mainly comprised of the charter hire received from our customers and are affected by the number of days our vessels operate, the level of the charter hire and freight earned, the amount of profit-sharing revenues and the average number of vessels in our fleet. The decrease of $5.8 million is primarily attributable to the lower rates at which we re-chartered a number of our vessels during 2010 compared to the rates at which they were previously fixed. For the three-month period ended March 31, 2011 we had related party revenues that amounted to $6.2 million from the charter to Capital Maritime of three of our vessels for the whole period and two for a part of the related period. For the three-month period ended March 31, 2010 we had related party revenues that amounted to $1.2 million from the charter to Capital Maritime of two of our vessels for a part of the related period.
Voyage Expenses
     Voyage expenses amounted to $0.7 million for the three-month period ended March 31, 2011, as compared to $1.8 million for the three-month period ended March 31, 2010. The decrease in voyage expenses are primarily attributable to the fact that the M/T Alkiviadis for the three month period ended March 31, 2011 was operated under time charter as compared to the three month period ended March 31, 2010 when the vessel was operated under voyage charters, as part of Capital Maritime fleet, incurring bunker cost and port and canal costs. Voyage expenses are direct expenses to voyage revenues and primarily consist of bunkers, port expenses and commissions. Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters. In the case of our time charters with Morgan Stanley Capital Group Inc. and bareboat charter with Overseas Shipholding Group, Inc., the charterer is also responsible for commissions. Voyage costs under voyage charters are paid for by the owner.
Vessel Operating Expenses
     For the three-month period ended March 31, 2011, our vessel operating expenses amounted to approximately $7.0 million, which was incurred under the management agreement with our manager and include $0.5 million in extraordinary fees and costs (as defined in our management agreement) relating to direct and indirect expenses incurred by Capital Ship Management in the management of our vessels, including, among others, certain costs associated with the vetting of our vessels, upgrades, repairs related to unforeseen events and insurance deductibles.
     For the three-month period ended March 31, 2010, our vessel operating expenses amounted to approximately $7.7 million, of which $7.2 was incurred under the management agreement with our manager and include $0.5 million in extraordinary fees and costs (as defined in our management agreement) relating to direct and indirect expenses incurred by Capital Ship Management in the management of our vessels, including, among others, certain costs associated with the vetting of our vessels, upgrades, repairs related to unforeseen events and insurance deductibles Vessel operating expenses for the three-month period ended March 31, 2010, also include actual costs of $0.5 million incurred by the M/T Alkiviadis which were operated as part of Capital Maritime’s fleet prior to its acquisition by us in June 2010.
General and Administrative Expenses
     General and administrative expenses amounted to $1.3 million for the three-month period ended March 31, 2011, compared to $0.6 million for the three-month period ended March 31, 2010. This increase was mainly due to a non-cash allocation for the equity plan compensation which amounted to $0.6 million. General and administrative expenses include board of directors’ fees and expenses, audit and legal fees, and other fees related to the expense of being a publicly traded partnership.
Depreciation
     Depreciation of fixed assets amounted to $8.1 million for the three-month period ended March 31, 2011 as compared to $7.7 million for the three-month period ended March 31, 2010. This increase of $0.4 million is due to the M/T Assos which was acquired by the Partnership in August 2010.
Other Expense, Net
     Other expense, net for the three-month period ended March 31, 2011, was approximately $8.1 million as compared to $7.9 million for the three-month period ended March 31, 2010. The increase is primarily due the higher interest rates charged under our amended credit facilities effective since June 30, 2009 (as described below in “Revolving Credit Facilities”) as well as lower rates earned on our deposits.
Net Income
     Net income for the three-month period ended March 31, 2011, amounted to $2.4 million as compared to $6.8 million for the three-month period ended March 31, 2010.
Liquidity and Capital Resources
     As at March 31, 2011, total cash and cash equivalents were $34.6 million, restricted cash was $5.3 million, and total liquidity including cash and undrawn long-term borrowings was $285.9 million.
     As at December 31, 2010, total cash and cash equivalents were $32.5 million, restricted cash was $5.3 million, and total liquidity including cash and undrawn long-term borrowings was $283.7 million. The increase in total liquidity in the three-month period ended March 31, 2011 as compared to December 31, 2010 is primarily due to deferred income of $2.1 million that reflects pre-collected charter hires applicable to next periods.
     We anticipate that our primary sources of funds for our liquidity needs will be cash flows from operations. As our vessels come up for re-chartering, depending on the prevailing market rates, we may not be able to re-charter them at levels similar to their current charters which may affect our future cash flows from operations. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund any acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Capital Maritime or acquisitions from third parties.
     As at March 31, 2011, we had $246.0 million in undrawn amounts under the terms of our credit facilities, unchanged from the year ended December 31, 2010.
     Partners’ Capital as of March 31, 2011 amounted to $238.6 million as compared to $239.8 million as of December 31, 2010. The decrease in Partners’ Capital is due to the following:
•	Net Partnership income for the three-month period ended March 31, 2011 in the amount of $2.4 million and distributions paid to common unit-holders and general partner during the three-month period ended March 31, 2011 amounting to $9.0 million.

•	Allocation of the equity compensation expenses resulted from our omnibus incentive compensation plan amounting to $0.6 million.

•	Unrealized gain on cash flow hedging derivative instruments that amounted to $4.8 million.
     Notwithstanding the continuing economic downturn, the duration and long-term effects of which are not possible to predict, and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.
Cash Flows
     Our cash flow statement for the three-month period ended March 31, 2011 reflects the operations of our subsidiaries.
     Our cash flow statement for the three-month period ended March 31, 2010 reflect the operations of the vessel-owning companies of the M/T Atrotos and M/T Alkiviadis for the periods that they were part of Capital Maritime’s fleet.

     The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the periods presented in millions:

	For the three-month period
	ended March 31,
	2011	2010
Net Cash Provided by Operating Activities	$11.2	$11.4
Net Cash (Used in) Investing Activities	$—	$(46.4)
Net Cash (Used in) / Provided by Financing Activities	$(9.1)	$32.7
Net Cash Provided by Operating Activities
     Net cash provided by operating activities remained unchanged to $11.2 million for the three-month period ended March 31, 2011 as compared to $11.4 million for the three-month period ended March 31, 2010. Although we did not have material changes in charter hire collections during the three-month period ended March 31, 2011 as compared to the three-month period ended March 31, 2010 our cash inflows were reduced as we had re-chartered a number of our vessels during 2010 at lower rates compared to the rates at which they were previously fixed. In addition cash flows from operating activities for the three month period ended March 31, 2010 include results of operations from the M/T Alkiviadis which was operated as part of the Capital Maritime fleet prior to its acquisition by us in June 2010.
Net Cash Used in Investing Activities
     Cash is used primarily for vessel acquisitions and changes in net cash used in investing activities are primarily due to the number of vessels acquired in the relevant period. We also use cash to purchase time deposits with maturities of longer than three months in order to benefit from the higher interest rates they offer compared to shorter term time deposits. We expect to rely primarily upon external financing sources, including bank borrowings and the issuance of debt and equity securities as well as cash in order to fund any future vessels acquisitions or expansion and investment capital expenditures.
     For the three-month period ended March 31, 2011 there were no cash flows in investing activities.
     For the three-month period ended March 31, 2010, net cash used in investing activities was comprised of:
▪	$33.5 million, representing the net book value of the M/T Atrotos; and

▪	$41.9 million, representing the purchases of short-term investments and $29.0 million representing maturities and early withdrawal of short-term investments. Short-term investments consist of cash time deposits with banks with maturities of more than three months.
Net Cash Provided by / (Used in) Financing Activities
     Net cash used in financing activities amounted to $9.1 million for the three-month period ended March 31, 2011, as compared to net cash provided by financing activities of $32.7 million for the three-month period ended March 31, 2010.
     For the three-month period ended March 31, 2011 financing activities consisted of the following:
•	Distributions paid amounting to $9.0 million; and

•	Deferred expenses paid of 0.1 million.
     For the three-month period ended March 31, 2010 financing activities consisted of the following:
•	Proceeds from the equity offering amounting to $54.1 million while expenses paid amounted to $0.3 million;

•	Payments of related party debt amounting to $1.1 million;

•	The excess of the purchase price of the M/T Atrotos over book value of the vessel amounting to $9.5 million; and

•	Distributions paid amounting to $10.4 million.
Borrowings
     Our long-term third party borrowings are reflected in our balance sheet in long-term liabilities as “Long-term debt.” As of March 31, 2011, long-term debt remained unchanged from December 31, 2010 at $474.0 million. The current portion of long-term debt was $0 million as of March 31, 2011 and December 31, 2010.

     Revolving Credit Facilities
     In June 2009, we entered into amendments to certain terms in both our credit facilities effective for a three year period from the end of June 2009 to the end of June 2012. The lenders under both facilities agreed to increase the fleet loan-to-value covenant to 80% from 72.5%. It was also agreed to amend the manner in which market valuations of our vessels are conducted. In exchange, the interest margin for both of our credit facilities was increased to 1.35-1.45% over US$ LIBOR subject to the level of the asset covenants. Previously, the margin on our $370.0 million credit facility was 0.75% over US$ LIBOR and on our $350.0 million credit facility it was 1.10% over US$ LIBOR. All other terms in both of our facilities remain unchanged.
     On November 30, 2010, we further amended our loan agreement of $370.0 million in order to include as a security party the M/T Assos a vessel that was acquired by the Partnership in August 2010.
     On June 30, 2010, we further amended our two loan agreements by amending the security parties in both. The M/T Atrotos was included as a security party in the $350.0 million loan agreement, replacing M/T Aristofanis, which became a security party in the $370.0 million loan agreement. We also included M/T Alkiviadis as a security party in the $370.0 million loan agreement.
     Our obligations under both our credit facilities are secured by first-priority mortgages covering each of our financed vessels and are guaranteed by each vessel-owning subsidiary. Both our credit facilities contain a “Market Disruption Clause” requiring us to compensate the banks for any increases to their funding costs caused by disruptions to the market which the banks may unilaterally trigger. The funding cost rate for the three-month period ended March 31, 2011 was 0.477140% under our $370.0 million credit facility and 0.370550%, under our $350.0 million credit facility, respectively. The funding cost rate for the three-month period ended March 31, 2010 was 0.30503% under our $370.0 million credit facility and 0.20786%, under our $350.0 million credit facility, respectively.
     Our credit facilities also contain restrictive covenants that, subject to the approval of our lenders, prohibit us from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of our vessels; changing the commercial and technical management of our vessels; selling or changing the beneficial ownership or control of our vessels; and subordinating the obligations under our existing credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.
     Under the terms of our credit facilities we may not be able to pay distributions to our unitholders if we are not in compliance with certain financial covenants and ratios described below or upon the occurrence of an event of default or if the fair market value of our financed vessels is less than 125% of the aggregate amount outstanding under each credit facility.
     In addition to the above, our credit facilities require us to maintain minimum free consolidated liquidity (50% of which may be in the form of undrawn commitments under the credit facility) of at least $500,000 per financed vessel, maintain a ratio of EBITDA to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis and maintain a ratio of total indebtedness to the aggregate market value of our total fleet of no more than 0.8 to 1.00 (which means that the fair market value of the vessels in our fleet must equal 125% of the aggregate amount outstanding under each credit facility).
     As of March 31, 2011, we were in compliance with the financial debt covenants in our credit facilities. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross-default currently contained in our credit facilities, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.
     Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The current severe economic slowdown has had an adverse effect on tanker asset values which is likely to persist if the economic slowdown continues. If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our existing credit facilities and/or limit our ability to obtain additional financing.
     In connection with our revolving credit facilities and in order to hedge our exposure to interest rate changes, we have entered into interest rate swap agreements to fix the LIBOR portion of our interest rate.
Off-Balance Sheet Arrangements
     As of the date of this Interim Report, we have not entered into any off-balance sheet arrangements.

Critical Accounting Policies
     A discussion of our significant accounting policies is included in Note 2 in the Partnership’s Annual Report on Form 20-F for the period ended December 31, 2010.
Changes in Accounting Policies
There have been no changes to our accounting policies in the three-month period ended March 31, 2011.

INDEX TO FINANCIAL STATEMENTS
CAPITAL PRODUCT PARTNERS L.P.

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars)

	March 31, 2011	December 31, 2010

Assets
Current assets
Cash and cash equivalents	$34,618	$32,471
Trade accounts receivable	2,663	2,305
Due from related parties (Note 3)	5	2
Prepayments and other assets	1,024	278
Inventory	185	83

Total current assets	38,495	35,139

Fixed assets
Vessels, net (Note 4)	699,222	707,339

Total fixed assets	699,222	707,339

Other non-current assets
Above market acquired bare-boat charter (Note 5)	7,450	8,062
Deferred charges, net	2,527	2,462
Restricted cash	5,250	5,250

Total non-current assets	714,449	723,113

Total assets	$752,944	$758,252

Liabilities and partners’ capital
Current liabilities
Current portion of long-term debt (Note 6)	$—	$—
Trade accounts payable	858	526
Due to related parties (Note 3)	5,872	4,544
Accrued liabilities	861	898
Deferred revenue	2,097	3,207

Total current liabilities	9,688	9,175

Long-term liabilities
Long-term debt (Note 6)	474,000	474,000
Deferred revenue	2,997	2,812
Derivative instruments (Note 7)	27,658	32,505

Total long-term liabilities	504,655	509,317

Total liabilities	514,343	518,492

Commitments and contingencies (Note 12)

Partners’ capital (Note 9)	238,601	239,760

Total liabilities and partners’ capital	$752,944	$758,252

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Income
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three-month period
	ended March 31,
	2011	2010

Revenues	$21,425	$32,333
Revenues — related party (Note 3)	6,229	1,152

Total Revenues	27,654	33,485

Expenses:
Voyage expenses	735	1,793
Vessel operating expenses — related party (Note 3)	7,048	7,171
Vessel operating expenses	—	482
General and administrative expenses	1,292	630
Depreciation (Note 4)	8,117	7,712

Operating income	10,462	15,697

Other income (expense), net:
Interest expense and finance cost	(8,225)	(8,258)
Interest and other income	156	341

Total other (expense), net	(8,069)	(7,917)

Net income	2,393	7,780

Less:
Net income attributable to CMTC operations	—	(1,005)

Partnership’s net income	$2,393	$6,775

General Partner’s interest in Partnership’s net income	$48	$136

Limited Partners’ interest in Partnership’s net income	$2,345	$6,639
Net income per:
• Common units (basic and diluted)	0.06	0.25

Weighted-average units outstanding:
• Common units (basic and diluted)	37,150,983	27,088,625
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity / Partners’ Capital
(In thousands of United States Dollars, except distributions per unit)

			Partners’ Capital
						Accumulated Other
	Comprehensive	Stockholders’	General	Common		Comprehensive
	Income	Equity	Partner	unitholders	Total	Loss	Total

Balance at December 31, 2009		$31,224	$3,803	$186,493	$190,296	$(33,168)	$188,352

Distributions declared (distributions per unit $0.41) (Note 8)			(208)	(10,175)	(10,383)		(10,383)

Issuance of Partnership units			1,115	51,926	53,041		53,041

Net income attributable to CMTC	1,005	1,005					1,005

Equity of contributed companies retained by CMTC		(11,845)					(11,845)

Partnership net income	6,775		136	6,639	6,775		6,775

Difference of net book value of exchanged vessels net of cash consideration paid			(190)	(9,331)	(9,521)		(9,521)

Other comprehensive loss

Unrealized loss on derivative instruments (Note 6)	(1,481)					(1,481)	(1,481)

Comprehensive income	$6,299

Balance at March 31, 2010		$20,384	$4,656	$225,552	$230,208	$(34,649)	$215,943

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital
(In thousands of United States Dollars, except distributions per unit)

		Partners’ Capital
					Accumulated Other
	Comprehensive	General	Common		Comprehensive
	Income	Partner	unitholders	Total	Loss	Total

Balance at December 31, 2010		$5,584	$262,918	$268,502	$(28,742)	$239,760

Distributions declared (distributions per unit $0.2325) (Note 8)		(180)	(8,822)	(9,002)		(9,002)

Partnership net income	2,393	48	2,345	2,393		2,393

Equity compensation expense			603	603		603

Other comprehensive income:

Unrealized gain on derivative instruments (Note 6)	4,847				4,847	4,847

Comprehensive income	$7,240

Balance at March 31, 2011		$5,452	$257,044	$262,496	$(23,895)	$238,601

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the three-month period ended March 31,
	2011	2010
Cash flows from operating activities:
Net income	$2,393	$7,780
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	8,117	7,712
Amortization of deferred charges	145	140
Amortization of above market acquired bare-boat charter	612	—
Equity compensation expense	603	—
Changes in operating assets and liabilities:
Trade accounts receivable	(358)	(1,593)
Due from related parties	(3)	(207)
Prepayments and other assets	(746)	74
Inventory	(102)	(132)
Trade accounts payable	222	876
Due to related parties	1,328	(591)
Accrued liabilities	(37)	(822)
Deferred revenue	(925)	(1,833)

Net cash provided by operating activities	11,249	11,404

Cash flows from investing activities:
Vessel acquisitions	—	(33,479)
Purchase of short-term investments	—	(41,929)
Maturity of short-term investments	—	29,025

Net cash (used in) investing activities	—	(46,383)

Cash flows from financing activities:
Proceeds from issuance of Partnership units		54,075
Expenses paid for issuance of Partnership units		(320)
Payments of related party debt/financing	—	(1,103)
Loan issuance costs	—	—
Deferred expenses	(100)	—
Excess of purchase price over book value of vessels acquired from entity under common control	—	(9,521)
Distributions paid (Note 8)	(9,002)	(10,383)

Net cash (used in) / provided by financing activities	(9,102)	32,748

Net increase / (decrease) in cash and cash equivalents	2,147	(2,231)
Cash and cash equivalents at beginning of period	32,471	3,552

Cash and cash equivalents at end of period	$34,618	$1,321

Supplemental cash flow information
Cash paid for interest	$7,863	$7,910
Non-cash activities
Accrued offering expenses		607
Payable offering expenses		40
Payable deferred expenses	110
Reduction in deferred offering expenses		55
Net liabilities assumed by CMTC upon vessel contribution to the Partnership		21,634
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
1.	Basis of Presentation and General Information
Capital Product Partners L.P. (the “Partnership” or “CPP”) was formed on January 16, 2007, under the laws of the Marshall Islands for the purpose of acquiring interests in eight wholly owned subsidiaries of Capital Maritime & Trading Corp. (“CMTC” or “sponsor”), each of which owned a double-hull medium-range product tanker (the “Initial Vessels”).
The Partnership is engaged in the seaborne transportation services of crude oil and refined petroleum products, edible oils and soft chemicals, by chartering its vessels under medium to long-term time and bareboat charters.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 2011.
These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Partnership’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.
2.	Significant Accounting Policies
A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2010 (the “Consolidated Financial Statements for the year ended December 31, 2010”). There have been no changes to these policies in the three-month period ended March 31, 2011.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
3.	Transactions with Related Parties
Balances and transactions with related parties consisted of the following:

Balance sheet

	As of	As of
	March 31, 2011	December 31, 2010

Assets:
Charter hire (a)	$5	$2

Total assets	$5	$2

Liabilities:
Manager — payments on behalf of the Partnership	$3,361	$2,048
Management fee payable to CSM	2,511	2,496

Total liabilities	$5,872	$4,544

Statement of income

	For the three-month period ended March 31,
	2011	2010

Revenues (a)	$6,229	$1,152
Vessel operating expenses	7,048	7,171
General and Administrative expenses	270	270
Interest expense and finance cost (b)	—	127

(a)	Revenues: On January 21, 2010 the vessel-owning companies of M/T Agisilaos and M/T Axios have entered into a one year time charter agreement with CMTC for a daily charter hire of $12 and $12.8, respectively. The charter of M/T Axios commenced on February 3, 2010 and the charter of M/T Agisilaos commenced on March 1, 2010. On March 24, 2011 the time charter of M/T Agisilaos has been extended for three more months at the daily rate of $13.

On June 4, 2010 the vessel-owning company of M/T Arionas entered into a one year time charter agreement with CMTC for a daily charter hire of $12. The charter of M/T Arionas commenced on October 23, 2010.

On June 21, 2010 the vessel-owning company of M/T Alkiviadis entered into a two year time charter agreement with CMTC for a daily charter hire of $13. The charter of M/T Alkiviadis commenced on June 30, 2010.

(b)	Interest expense for the related-party loans for the three month period ended March 31, 2010 amounted to $127 and was referring to the loans that CMTC had entered into with financials institutions for the financing of the acquisition of the shares of the vessel owning company of the M/T Atrotos and the M/T Alkiviadis by CMTC.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
4.	Vessels
An analysis of vessels is as follows:

	As of	As of
	March 31, 2011	December 31, 2010

Cost:
Vessels	813,746	813,746
Less: accumulated depreciation	(114,524)	(106,407)

Vessels, net	$699,222	$707,339

As of March 31, 2011, all of the Partnership’s vessels have been provided as collateral to secure the Partnership’s two credit facilities.
5.	Above market acquired bare-boat charter
On August 16, 2010 the Partnership acquired the shares of the vessel-owing company of M/T Assos (renamed Insurgentes) with an outstanding bare-boat charter terminating in April, 2014 with a charter rate of $16.8 per day. This charter rate was above the market rates for equivalent bare boat charters prevailing at the time. The present value of the above the market charter was estimated by the Partnership at $9,000, and was recorded as an asset in the consolidated balance sheet. For the year ended March 31, 2011 and December 31, 2010 revenues included a reduction of $612 and $938 respectively as amortization of the above market acquired bare-boat charter for M/T Assos. The remaining unamortized above market acquired bare-boat charter was $7,450 as of March 31, 2011 and will be amortized in future years as follows:

For the twelve month period ended March 31,	Amount

2012	$2,488
2013	2,481
2014	2,481

Total	$7,450

6.	Long-Term Debt
As of March 31, 2011, the amount of $3,500 and $242,500 of the Partnership’s revolving credit facilities of up to $370,000 and $350,000 respectively had not been drawn down.
For the three-month period ended March 31, 2011 and 2010 interest expense amounted to $7,862 and $7,907, respectively. As of March 31, 2011 the weighted average interest rate of the Partnership’s loan facilities was 6.52%.
7.	Financial Instruments
The carrying value of trade receivables, accounts payable and current accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest and due to the fact that we have recently amended a financial covenant for our loans and the lenders have increased the margin over LIBOR that we pay to reflect their current risk. In addition the Partnership’s lenders impose an additional cost if their borrowing rate exceeds effective interest rate (LIBOR) as stated in the Partnership’s loan agreements. We believe the terms of our loans are similar to those that could be procured as of March 31, 2011. Interest rate swaps are recorded at fair value on the unaudited condensed consolidated balance sheets.

Derivative Instruments
The Partnership enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate credit facilities. These interest rate swap transactions fix the LIBOR portion of the interest rate we pay to our lenders.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
7.	Financial Instruments — Continued
All derivative instruments are carried at fair value on the consolidated balance sheet at each period end. Balances as of March 31, 2011 and December 31, 2010 were as follows:

	March 31, 2011		December 31, 2010
	Interest Rate		Interest Rate
	Swaps	Total	Swaps	Total

Long-term liabilities	$(27,658)	$(27,658)	$(32,505)	$(32,505)

Tabular disclosure of financial instruments is as follows:
Liability Derivatives

	March 31, 2011	December 31, 2010
	Fair value	Fair value
Balance Sheet Location
Financial instruments long-term liabilities	$27,658	$32,505

Total derivatives designated as hedging instruments	$27,658	$32,505

The table below shows the effective portion of the Partnership’s derivatives recognized in Other Comprehensive Income (“OCI”), the realized losses from net interest rate settlements transferred from OCI into the statement of income and the amounts remaining in OCI for the three month period ended March 31, 2011 and 2010 respectively:

Location
of Gain /
(Loss)
			Reclassified	Amount of Gain /
	Amount of Gain /		into	(Loss) Reclassified
Derivatives for	(Loss) Recognized in		Income	from OCI into		Amount of Gain / (Loss)
Cash Flow Hedging	OCI on Derivative		(Effective	Income (Effective		Remaining in OCI on Derivative
Relationships	(Effective Portion)		Portion)	Portion)		(Effective Portion)
	2011	2010		2011	2010	2011	2010

Interest rate swaps	(521)	(6,910)	Interest expense and finance cost	(5,368)	(5,429)	4,847	(1,481)

The Partnership follows the accounting guidance for derivative instruments which established a framework for measuring fair value in generally accepted accounting principles, and requires disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires that assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; or

Level 3: Unobservable inputs that are not corroborated by market data.
The Partnership’s interest rate swap agreements, entered into pursuant to its loan agreements, are based on LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. Fair value of the interest rate swaps is determined using a discounted cash flow method based on market-base LIBOR swap yield curves.

Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	March 31, 2011	(Level 1)	(Level 2)	(Level 3)
Derivatives	$(27,658)		$(27,658)

Total	$(27,658)		$(27,658)

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
7.	Financial Instruments — Continued
As of March 31, 2011 all of the Partnership’s interest rate swaps qualify as a cash flow hedge and the changes in their fair value are recognized in accumulated other comprehensive income/(loss).

							Fair market
		Notional	Fixed	Trade	Value	Maturity	value as of
Bank	Currency	Amount	rate	date	date	date	March 31, 2011

HSH Nordbank AG	USD	30,000	5.1325%	02.20.2007	04.04.2007	06.29.2012	$(1,744)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	05.08.2007	06.29.2012	(3,256)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	07.13.2007	06.29.2012	(3,256)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	09.28.2007	06.29.2012	(3,256)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	09.20.2007	06.29.2012	(3,256)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012	(1,395)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012	(1,395)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	08.20.2008	06.29.2012	(1,395)
HSH Nordbank AG	USD	20,500	4.9250%	09.20.2007	09.24.2007	06.29.2012	(1,138)
HSH Nordbank AG	USD	46,000	3.5250%	03.25.2008	03.27.2008	03.27.2013	(2,400)
HSH Nordbank AG	USD	11,500	3.8950%	04.24.2008	04.30.2008	03.28.2013	(686)
HSH Nordbank AG	USD	20,000	4.5200%	06.13.2008	06.17.2008	06.29.2012	(1,008)
HSH Nordbank AG	USD	28,000	4.6100%	06.13.2008	06.17.2008	03.28.2013	(2,071)
HSH Nordbank AG	USD	22,000	4.0990%	08.14.2008	08.20.2008	03.28.2013	(1,402)

Total derivative instruments fair value							$(27,658)

8.	Cash Flow
Following the re-acquisition of the vessel-owning company of M/T Atrotos in March of 2010, the following assets and liabilities were retained by CMTC. The cash flow for the three-month period ended March 31, 2010 is adjusted accordingly to exclude the following assets and liabilities accounts as they did not result in cash inflows or outflows in unaudited condensed consolidated financial statements:

For the three-month
period ended March 31,
2010
Trade receivables	$993
Due from related parties	2,456
Deferred charges	19

Total assets	3,468

Accrued liabilities	$2
Borrowings	25,100

Total liabilities	25,102

Net liabilities assumed by CMTC upon contribution to the Partnership	$21,634

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
9.	Partners’ Capital
As of March 31, 2011 and December 31, 2010 our partners’ capital included the following units:

	As of March	As of December
	31, 2011	31, 2010
Limited partner units	37,946,183	37,946,183
General partner units	774,411	774,411

Total partnership units	38,720,594	38,720,594

As of March 31, 2011 and December 31, 2010, the Partnership’s units consisted of 37,946,183 common units, of which 26,641,532 units were held by third parties and 11,304,651 units were held by CMTC and 774,411 general partner units which were held by the Capital General Partner L.L.C.(CGP), a wholly owned subsidiary of CMTC.
During the three-month periods ended March 31, 2011 and 2010, the Partnership declared and paid the following distributions:

Date declared	January 21, 2011	January 29, 2010
Distributions per unit declared	$0.2325	$0.41

Common units entitled to distribution	37,946,183	24,817,151

General partner and IDR distributions	$180	$208

10.	Omnibus Incentive Compensation Plan
On April 29, 2008, the Board of Directors approved the Partnership’s Equity Incentive Plan (the “Plan”). The Plan has been amended on July 22, 2010. The Plan is administered by the General Partner as authorized by the Board of Directors. The persons eligible to receive awards under the Plan are officers, directors, and executive, managerial, administrative and professional employees of Capital Shipmanagement, or Capital Maritime & Trading, or other eligible persons (collectively, “key persons”) as the General Partner, in its sole discretion, shall select based upon such factors as it deems relevant. Members of the board of directors are considered to be employees of the Partnership while employees of Capital Shipmanagement, Capital Maritime & Trading and other eligible persons under the plan are not considered to be employees of the Partnership. Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.
(a)	On August 25, 2010 the General Partner awarded 448,000 unvested units to all the members of the Board of Directors of the Partnership. Awards granted to the three independent directors and the chairman of the board of the Partnership will vest in three equal annual installments. Awards granted to other members of the board will vest on August 31, 2013.

(b)	On August 31, 2010 the Board awarded 347,200 unvested units to employees of Capital Shipmanagement, Capital Maritime & Trading and other eligible persons under the plan. These awards will vest on August 31, 2013.
As of March 31, 2011 all of the awards granted were unvested. There were no forfeitures of awards during the three month period ended March 31, 2011 and the year ended December 31, 2010. The Partnership estimates the forfeitures of unvested units to be immaterial. The Partnership will, however, re-evaluate the reasonableness of its assumption at each reporting period.
All unvested units are conditional upon the grantee’s continued service as a director or employee of Capital Shipmanagement and Capital Maritime & Trading until the applicable vesting date. The unvested units will accrue distributions as declared and paid which will be retained by the custodian of the Plan until the units vest at which time they are payable to the grantee. As of March 31, 2011 the unvested units accrued $370 of distributions. As unvested unit grantees accrue distributions on awards that are expected to vest, such distributions are charged to Partner’s capital.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
10.	Omnimbus Incentive Compensation Plan — Continued

	Employee equity compensation		Non-employee equity compensation
		Grant-date fair		Award-date fair
Unvested Units	Units	value	Units	value
Unvested on January 1, 2011	448,000	$3,620	347,200	$2,798
Granted	—	—	—	—
Vested	—	—	—	—
Forfeited	—	—	—	—

Unvested on March 31, 2011	448,000	$3,620	347,200	$2,798

For the three-month period ended March 31, 2011 the equity compensation expense that has been charged against income was $296 for the employee awards and $307 for the non-employee awards, this expense has been included in general and administrative expenses. As of March 31, 2011, there was $2,904 of total unrecognized compensation cost related to unvested equity compensation arrangements granted under the Plan based on the grant date unit price of $8.08 on August 25, 2010 used for the valuation of the shares awarded to employees. That cost is expected to be recognized over a period of 2.4 years. As of March 31, 2011, there was $3,015 of total unrecognized compensation cost related to unvested equity compensation arrangements granted under the Plan based on the closing unit price of $10.61 on March 31, 2011 used for the valuation of the shares awarded to non-employees. That cost is expected to be recognized over a weighted average period of 2.4 years. The Partnership has used the straight-line method to recognize the cost of the awards.
11.	Net Income Per Unit
The general partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for the periods presented were distributed according to the terms of the Partnership’s Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves established by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items.
Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution.
During the three-month periods ended March 31, 2011 and 2010, the Partnership’s net income did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’ s interest in net income.
The Partnership excluded the dilutive effect of 795,200 non-vested unit awards in calculating dilutive EPU for its common unit holders as of March 31, 2011, as they were anti-dilutive. The non-vested units are participating securities because they receive distributions from the Partnership and these distributions do not have to be returned to the Partnership if the non-vested units are forfeited by the grantee.
The two class method was used to calculate EPU as follows:

	For the three month period
	ended March 31,
Numerators	2011	2010
Partnership’s net income	$2,393	$6,775
Less:
General Partner’s interest in Partnership’s net income	48	136
Partnership’s net income allocable to unvested units	49	—
Partnership’s net income available to common unitholders	$2,296	$6,639
Denominators	—
Weighted average number of common units outstanding, basic and diluted	37,150,983	27,088,625
Net income per common unit:
Basic and diluted	$0.06	$0.25

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
12.	Commitments and Contingencies
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. The Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.
The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.
(a)	Lease Commitments
Future minimum rental receipts, excluding any profit share revenue that may arise, based on non-cancelable long-term time and bareboat charter contracts, as of March 31, 2011 are:

Year ended March 31,	Amount

2012	$57,461
2013	49,656
2014	43,225
2015	20,906
2016	13,065
Thereafter	2,055

Total	$186,368

13.	Subsequent Events
(a)	Distributions: On April 21, 2011 the Partnership’s board of directors declared a cash distribution of $0.2325 per unit, which was paid on May 16, 2011, to unitholders of record on May 9, 2011.

(b)	Acquisition of a vessel: On May 5, 2011, the Partnership agreed to acquire from CMTC, within 60 days, all of the shares of the vessel owning company of a dry cargo vessel M/V ‘Cape Agamemnon’ (179,221 dwt, built 2010, Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea), as described in the Partnership’s current report on Form 6-K furnished to the SEC on May 5, 2011.

(c)	Commitment letter: On April 29, 2011 the Partnership signed a commitment letter with a financial institution for a credit facility of $25,000 in order to partially finance the acquisition of the shares of the vessel owning company of the M/V Cape Agamemnon from CMTC. This credit facility is non-amortizing until March 31, 2013 and will be repaid in twenty equal consecutive quarterly installment commencing in September 2013 plus a balloon payment in March 2018. Loan commitment fees will be calculated at 0.50% per annum on any undrawn amount and will be paid quarterly. This credit facility will contain customary ship finance covenants and will be secured and guaranteed by the vessel owning company of the M/V Cape Agamemnon.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
13.	Subsequent Events — Continued

(d)	Merger Agreement: On May 5, 2011 the Partnership entered into a definitive agreement to merge with Crude Carriers Corp. (“CRU”), a company which was incorporated in 2009 under the laws of the Marshall Islands, as described in the Partnership’s Registration Statement on Form F-4 filed with the SEC on June 8, 2011. Each of the CRU management team, Evangelos Marinakis, Chairman of the Board and CEO, Ioannis Lazaridis, President, Gerasimos Kalogiratos, CFO, and Crude Carriers Investments Corp., holder of all of CRU’s Class B Common Stock, have entered into a support agreement pursuant to which they have agreed to vote their shares in favor of the transaction. CPLP will be the surviving entity in the merger and will continue to be structured as a master limited partnership.